Exhibit 12.1
Avnet, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal Year Ended
	June 30,	July 1,	July 2,	July 3,	June 27,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$586,619	$316,147	$239,759	$98,398	$(79,405)
Add fixed charges	96,747	118,932	105,231	114,972	128,923

Total earnings	$683,366	$435,079	$344,990	$213,370	$49,518

Fixed charges:
Interest on indebtedness	$77,172	$96,505	$85,056	$94,573	$104,851
Amortization of debt expense	3,413	5,043	5,188	4,897	7,951
Interest component of rent expense	16,162	17,384	14,987	15,502	16,121

Total fixed charges	$96,747	$118,932	$105,231	$114,972	$128,923

Ratio of earnings to fixed charges	7.1	3.7	3.3	1.9	*

*	Earnings were insufficient to cover fixed charges by $79,405,000 in fiscal 2003.